UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NET2PHONE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

64108N10

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby file this Amendment No. 7 to the Schedule 13D filed by IT Stock, LLC, NTOP Holdings, L.L.C., IDT Domestic-Union, LLC, IDT Investments, Inc., IDT LMC-N2P Acquisition, Inc., IDT LMC-N2P Acquisition II, Inc., IDT LMC-N2P Acquisition III, Inc., IDT Domestic Telecom, Inc., IDT Telecom, Inc., IDT Corporation (“IDT”) and Howard S. Jonas with respect to the common stock of Net2Phone, Inc. (“Net2Phone” or the “Issuer”), as previously amended. This Amendment (i) amends and supplements the text of Item 3, (ii) amends and supplements the text of Item 4 and (iii) restates Exhibits 5, 6, 7 and 27 previously filed and adds Exhibit 30 under Item 7.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth below in Item 4 of this Amendment is hereby incorporated by reference. The Reporting Persons estimate that the aggregate purchase price to acquire the Shares (as such term is defined below) shall be approximately $28.5 million. IDT intends to use cash on hand to fund the purchase of such Shares.

Item 4.	Purpose of Transaction

On February 17, 2006, IDT, NTOP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“NTOP Acquisition”) and Net2Phone executed an Agreement and Plan of Merger (the “Agreement”). Pursuant to the terms of the Agreement, NTOP Acquisition shall merge with and into Net2Phone (the “Merger”), following which the separate corporate existence of NTOP Acquisition shall cease and Net2Phone shall remain as the surviving corporation of the Merger (the “Surviving Corporation”). As a result of the Merger, NTOP Acquisition shall acquire all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), and Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Net2Phone (other than Shares already beneficially owned by IDT or as to which appraisal rights have been perfected under Delaware law), or approximately 13,721,297 Shares. As a result of the Merger, all such Shares shall be canceled, and the holders of such Shares shall have the right to receive from the Surviving Corporation $2.05 per Share in cash, without interest. In effecting the Merger, IDT shall acquire beneficial ownership of all of the issued and outstanding shares of Common Stock that it did not previously beneficially acquire pursuant to the tender offer by IDT and NTOP Acquisition relating to the Common Stock that expired on January 27, 2006, and all of the issued and outstanding shares of Class A Common Stock that it does not currently beneficially own.

Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of NTOP Acquisition shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation, and the directors of NTOP Acquisition shall be the directors of the Surviving Corporation. Following the consummation of the Merger, the Reporting Persons plan to (i) terminate the Issuer’s registration as a reporting company pursuant to Section 12(g)(4) of the Act and (ii) delist the Common Stock from quotation on the Nasdaq National Market.

The Merger Agreement is subject to certain conditions, such as the approval of the Merger and the Merger Agreement by the stockholders of Net2Phone. IDT and NTOP Acquisition anticipate that all of such conditions shall be fulfilled.

A copy of the press release jointly issued by IDT and Net2Phone on February 17, 2006, announcing the execution of the Merger Agreement is attached as Exhibit 30.

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Item 7.	Material to be Filed as Exhibits

Exhibit 5	Name, position, principal occupation and business address of each director and executive officer of IDT Domestic Telecom, Inc.

Exhibit 6	Name, position, principal occupation and business address of each director and executive officer of IDT Telecom, Inc.

Exhibit 7	Name, position, principal occupation and business address of each director and executive officer of IDT Corporation.

Exhibit 27	Joint Filing Agreement, dated as of February 27, 2006, among IDT Corporation and each of the other parties thereto.

Exhibit 30	Joint press release of IDT Corporation and Net2Phone, Inc., dated February 17, 2006.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2006

IT STOCK, LLC

By:	NTOP Holdings, L.L.C., its member

By:	/s/ Howard S. Jonas
Name: Howard S. Jonas
Title: Manager

NTOP HOLDINGS, L.L.C.

By:	/s/ Howard S. Jonas
Name: Howard S. Jonas
Title: Manager

IDT DOMESTIC-UNION, LLC

By:	IDT Domestic Telecom, Inc., its managing member

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Secretary

IDT INVESTMENTS, INC.

By:	/s/ Bo Yan
Name: Bo Yan
Title: Acting President

IDT LMC-N2P ACQUISITION, INC.

By:	/s/ James A. Courter
Name: James A. Courter
Title: President

IDT LMC-N2P ACQUISITION II, INC.

By:	/s/ James A. Courter
Name: James A. Courter
Title: President

IDT LMC-N2P ACQUISITION III, INC.

By:	/s/ James A. Courter
Name: James A. Courter
Title: President

IDT DOMESTIC TELECOM, INC.

By:	/s/ Joyce J. Mason
Name: Joyce J. Mason
Title: Secretary

IDT TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: Chairman of the Board

NTOP ACQUISITION, INC.

By:	/s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: Treasurer

IDT CORPORATION

By:	/s/ Howard S. Jonas
Name: Howard S. Jonas
Title: Chairman of the Board

HOWARD S. JONAS

/s/ Howard S. Jonas